Exhibit 99.4
PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215
CONSENT OF INDEPENDENT AUDITORS
We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2009 of Denison Mines Corp. of our report dated March 11, 2010, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in an Exhibit incorporated by reference in this Annual Report on Form 40-F. We also consent to reference to us under the heading “Interests of Experts” in the Annual Information Form incorporated by reference in this Annual Report on Form 40-F.
(Signed) “PricewaterhouseCoopers LLP”
Chartered Accountants, Licensed Public Accountants
Toronto, Ontario, Canada
March 11, 2010
“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.